UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 4, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 30th, 2023

DATE, TIME AND PLACE: September 30th, 2023, at 2.00 p.m. Due to the importance and urgency of the matter on the Agenda, the meeting was held on a virtual basis, as provided in the 2nd paragraph of Section 25 of TIM S.A.’s By-laws (“Company”).

PRESENCE: The Board of Directors’ Meeting of the Company was held with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Elisabetta Paola Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Gigliola Bonino, Herculano Aníbal Alves and Michele Valensise.

BOARD: Mr. Nicandro Durante – Chairman; and Mrs. Fabiane Reschke – Secretary.

AGENDA: Ratify the Price Adjustment Dispute Settlement Instrument, signed on September 4th, 2023, executed between the Company, Telefônica Brasil S.A. and Claro S.A. (“Buyers”), and, on the other side, Oi Móvel S.A. – Em Recuperação Judicial, succeeded by Oi S.A. – Em Recuperação Judicial (“Seller”), to settle all disputes related to the Price Adjustment related to the acquisition by the Buyers of the assets, rights and obligations that make up the UPI Ativos Móveis sold by the Seller.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subject included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

Within the scope of the approvals previously resolved by this collegiate and in compliance with the specific statement of the Arbitration Court in Arbitration Procedure No. 228/2022, instituted before the Market Arbitration Chamber, the Board members ratified the execution of the Price Adjustment Dispute Settlement Instrument, signed on September 4th, 2023, which consists of an agreement regarding the Post-Closing Adjustment (as defined in the Contract), executed between the Company, Telefônica Brasil S.A. and Claro S.A. (“Buyers”), and on the other side, Oi S.A. – Em Recuperação Judicial (“Seller” and, together with the Buyer, the “Parties”) (“Agreement”), as a way to put an end to controversies and the arbitration procedure related to the Post-Closing Adjustment.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

September 30th, 2023

Finally, the Board members ratified all acts carried out to date and authorized the practice of all acts, the execution of any instruments, contracts, judicial or extrajudicial agreements, including in arbitration, terms and the provision of any statements by the Company's Officers and/or attorneys-in-fact, acting alone or jointly, and may, finally, adopt all measures that are necessary for the faithful fulfillment of this deliberation.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), September 30th, 2023.

FABIANE RESCHKE

Secretary

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 4, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer